Rio Tinto plc

Total voting rights and issued capital

3 July 2017

In accordance with the Financial Conduct Authority’s (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Rio Tinto plc notifies the market that as of 30 June 2017:

1.              Rio Tinto plc’s issued share capital comprised 1,378,297,660 Ordinary shares of 10p each, each with one vote.

2.              9,572,588 Ordinary shares of 10p each are held in treasury. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

Accordingly the total number of voting rights in Rio Tinto plc is 1,368,725,072 which figure may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Rio Tinto plc under the FCA’s Disclosure Guidance and Transparency Rules.

Note:

As at the date of this announcement:

(a)   Rio Tinto plc had also issued one Special Voting Share of 10p and one DLC Dividend Share of 10p in connection with its dual listed companies (‘DLC’) merger with Rio Tinto Limited which was designed to place the shareholders of both companies in substantially the same position as if they held shares in a single enterprise owning all of the assets of both companies; and

(b)   there are 424,192,412 publicly held Rio Tinto Limited shares on issue which do not form part of the share capital of, or voting rights in, Rio Tinto plc.

Steve Allen

Company Secretary

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885